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SECURIT. 02021351 MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15517

RECEIVED FEB 28 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NYLIFE Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

51 Madison Avenue
(No. and Street)

New York	NY	10010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph O'Neill (212) 351-6006
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

P NP

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/12/02
S.S

OATH OR AFFIRMATION

I, Joseph O'Neill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NYLIFE Securities Inc., as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

Chief Financial Officer
Title

[signature]
Notary Public

DANIEL J. YOUNG
Notary Public, State of New York
No. 02YO6016691
Qualified in Westchester County
Commission Expires 11/30/2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NYLIFE Securities Inc.

(an affiliate of New York Life Insurance Company)

Statement of Financial Condition
December 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors
and Stockholder of
NYLIFE Securities Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of NYLIFE Securities Inc. at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 15, 2002

NYLIFE SECURITIES INC.
(an affiliate of New York Life Insurance Company)
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 8,686,891
Receivable from NYLIFE Distributors Inc.	6,474,139
Receivable from affiliates	192,113
Commissions receivable	1,083,623
Federal income taxes receivable from New York Life Insurance Company	1,199,239
Investments, at market value	531,982
Prepaid expenses	666,132
Fixed assets (net of accumulated depreciation of $3,011,221)	1,494,265
Other assets	138,942
Deferred income taxes receivable	770,573
Total assets	$ 21,237,899

LIABILITIES AND STOCKHOLDER'S EQUITY

Payable to New York Life Insurance Company	$ 2,701,784
Accrued liabilities	3,382,460
Total liabilities	6,084,244
Total stockholder's equity	15,153,655
Total liabilities and stockholder's equity	$ 21,237,899

The accompanying notes are an integral part of this financial statement.

NYLIFE SECURITIES INC.

(an affiliate of New York Life Insurance Company)

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2001

NOTE 1 - ORGANIZATION AND BUSINESS

NYLIFE Securities Inc. (the "Company"), a wholly owned subsidiary of NYLIFE LLC (a wholly owned subsidiary of New York Life Insurance Company, ("NYLIC")), is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

The Company has entered into a soliciting dealer agreement with NYLIFE Distributors Inc. ("Distributors"), a wholly owned subsidiary of New York Life Investment Management Holdings LLC, whereby the Company charges Distributors commissions for sales of the MainStay Funds by the Company's registered representatives, for which the Company's registered representatives are generally paid commissions.

Under various contractual agreements with unrelated financial institutions, the Company receives commissions from the financial institutions for sales of open-end mutual fund products, for which the Company's registered representatives are generally paid commissions.

The Company receives commissions for acting as introducing broker for clients and uses a non-affiliated clearing broker, on a fully disclosed basis, to perform trade execution, clearance, settlement and related activities.

The Company, under an agreement with New York Life Insurance and Annuity Corporation ("NYLIAC"), a wholly owned subsidiary of NYLIC, directs and supervises NYLIAC's sale of variable annuity contracts and variable life insurance policies through separate accounts maintained by NYLIAC. The Company's expenses incurred in connection with the offering of these products are billed to NYLIC.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of this financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Securities transactions are recorded on trade date.

Investments are valued at market value. At December 31, 2001, these investments consisted of shares in an affiliated mutual fund, the MainStay Equity Index Fund.

Short-term investments with original maturities of three months or less are considered cash equivalents. At December 31, 2001, such short-term investments consist of commercial paper of multiple issuers carried at its amortized cost of $8,601,297, which approximates market value.

Current income taxes are provided on taxable earnings at the appropriate statutory rate applicable to such earnings. Deferred income taxes are provided for temporary differences between the financial reporting and tax basis of assets and liabilities.

NOTE 3 - RELATED PARTIES TRANSACTIONS

The Company is party to a service agreement with NYLIC, whereby NYLIC provides services, including office, legal, accounting, administrative, personnel and other services. The Company is charged for these services based upon (a) actual costs incurred, where they are separately identifiable and (b) allocation of costs incurred by NYLIC developed principally through analyses of time spent on matters relating to the Company. In addition, NYLIC pays commissions to the Company's registered representatives and is reimbursed by the Company.

NOTE 4 - CREDIT RISK

In the normal course of business, securities transactions of customers are introduced to and cleared through a clearing broker. Pursuant to an agreement between the company and the clearing broker, the clearing broker has the right to charge the Company for certain losses that result from transactions with such customers. The Company's policy is, as necessary, to monitor its customer and clearing broker risk through the use of a variety of credit exposure reporting and control procedures, including reviewing, the credit standing of the clearing broker dealer and each customer with which it conducts business.

NOTE 5 - INCOME TAXES

The Company is a member of an affiliated group, which joins in the filing of a consolidated federal income tax return with NYLIC. Estimated payments for taxes are made between the members of the consolidated group during the year. State and local returns are filed separately.

At December 31, 2001 the Company has a net deferred tax asset of $770,573 attributable to the following temporary differences between the financial reporting and the tax basis of assets and liabilities:

Unrealized investment loss	$ (54,421)
Non-deductible reserves	225,330
Depreciation	599,664
Net deferred tax asset	$ 770,573

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $5,481,738, which was $5,076,123 in excess of its required net capital of $405,615, and the ratio of aggregate indebtedness to net capital was 1.1 to 1.

NOTE 7 - CONTINGENCIES

In the normal course of business, the Company has been named a defendant in various civil actions. In the aggregate, it is the opinion of the management of the Company that such litigation and claims will not have a material adverse effect on the Company's financial position.

NYLIFE Securities Inc. is a member of the Securities Investor Protection Corporation.